DISTRIBUTION REINVESTMENT PLAN

Adams Street Private Equity Navigator Fund LLC (the “Fund”) has adopted the following plan (the “Plan”), to be administered by State Street Bank and Trust Company or such other entity as the Fund may appoint (the “Plan Administrator”) with respect to distributions authorized by the Fund’s Board of Directors (the “Board”), and declared by the Fund, on the Fund’s shares of limited liability company interests (the “Shares”).

A shareholder who participates in the Plan (each a “Participant”) will be subject to the terms below. Shareholders who do not wish to participate in the Plan must “opt out” of the Plan as set forth below.

1.     For any Participant, all cash distributions hereafter authorized by the Board, and declared by the Fund, net of any applicable withholding tax, shall be automatically reinvested by the Plan Administrator, as agent for the Participants in administering the Plan, in additional Shares, and no action shall be required on such Participant’s part in order for such Participant’s cash distribution to be reinvested by the Plan Administrator on such Participant’s behalf.

2.     Such distributions shall be payable on such date or dates as may be fixed from time to time by the Board to shareholders of record at the close of business on the record date established by the Board for the distribution involved.

3.     With respect to each distribution pursuant to this Plan, the Board shall, subject to the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), issue new Shares for the accounts of Participants. The number of Shares to be issued to a Participant is determined by dividing the total dollar amount of the distribution payable to such Participant, net of any applicable withholding tax, by the then-current net asset value (“NAV”) per Share. The Plan Administrator shall be notified of the price per Share by the Fund.

4.     The Plan Administrator may establish an account for the Shares acquired pursuant to the Plan for each Participant or may otherwise record the ownership of the Shares acquired pursuant to the Plan. Each Participant’s Shares acquired pursuant to the Plan may be held together with the shares of other Participants in non-certificated form. The Plan Administrator shall not issue stock certificates to any Participant.

5.     The Plan Administrator shall confirm to each Participant each issuance of Shares made to such Participant pursuant to the Plan as soon as practicable following the date of such issuance but not later than 30 business days after the payable date. Each Participant may from time to time have an undivided fractional interest (computed to four decimal places) in a Share, and distributions on fractional shares shall be credited to each Participant. In the event of termination of a Participant’s account under the Plan, the Plan Administrator shall adjust for any such undivided fractional interest in cash at the time of termination.

6.     For the avoidance of doubt, any distributions reinvested pursuant the Plan on behalf of a Participant shall have no effect on the amount of any capital commitment of such Participant to the Fund.

7.     The Plan Administrator’s service fee, if any, and expenses for administering the Plan shall be paid for by the Fund. There will be no brokerage charges or other charges to Participants.

8.     Each shareholder may opt out of the Plan and elect to receive distributions in cash (1) in the subscription agreement relating to the shareholder’s investment in the Fund or (2) at any time thereafter by notifying the Plan Administrator in writing so long as such notice is received by the Plan Administrator no later than 10 days prior to the record date for such distribution to shareholders, otherwise the election will be effective only with respect to any subsequent distributions. Those Participants who hold Shares through a broker or other financial intermediary may opt out of the Plan and receive distributions in cash by notifying their broker or other financial intermediary of their election.

9.     Each Participant may terminate the Participant’s account under the Plan by submitting a letter of instruction terminating the Participant’s account under the Plan to the Plan Administrator. Such termination shall be effective immediately if the Participant’s notice is received by the Plan Administrator no later than 10 days prior to the record date for an applicable distribution; otherwise, such termination shall be effective only with respect to any subsequent distributions. The Plan may be terminated by the Fund upon written notice at least 30 days prior to any record date for the payment of any distributions by the Fund. Upon any termination, the Plan Administrator shall cause the Shares held for each Participant under the Plan to be delivered to the Participant.

10.    These terms and conditions may be amended or supplemented by the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other applicable regulatory authority, only by appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of the Participant’s participation in the Plan. Any such amendment may include an appointment in the place and stead of the Plan Administrator of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving distributions, the Fund shall be authorized to pay to such successor agent, for each Participant’s account, all distributions payable on Shares held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11.    The Plan Administrator shall at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator’s negligence, actual fraud, bad faith or willful misconduct or that of its employees or agents.

12.    These terms and conditions shall be governed by the laws of the State of Delaware.

Adopted: March 27, 2025